Exhibit 99.1

YANDEX ANNOUNCES RESULTS OF

2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Moscow and The Hague — May 16, 2012 — Yandex N.V. (NASDAQ: YNDX), the leading internet company in Russia operating the country’s most popular search engine and most visited website, announces that all resolutions proposed at Yandex’s 2012 Annual General Meeting of Shareholders (“AGM”), held on Tuesday, May 15, have been passed.

2012 AGM

The total number of Class A shares eligible to vote at the AGM was 172,380,227, with a total of 172,380,227 voting rights; the total number of Class B shares was 153,413,848, with a total of 1,534,138,480 voting rights. Each Class A share carries one vote; each Class B share carries ten votes. In addition, Yandex’s priority share carries 100 votes. The Class A shares, Class B shares and priority share voted together as a single class on all matters at the AGM.

Proposal One — Approval of 2011 statutory accounts

Regarding the proposal to approve the 2011 statutory accounts of Yandex, 1,414,504,362 votes cast in favor, 6,526 votes cast against, and 324,036 votes abstained.

Proposal Two — Addition of 2011 profits to retained earnings

Regarding the proposal to add the 2011 profits of Yandex to retained earnings, 1,414,504,463 votes cast in favor, 6,919 votes cast against, and 323,542 votes abstained.

Proposal Three — Discharge of directors

Regarding the proposal to discharge the directors for their management during the past financial year, 1,413,250,996 votes cast in favor, 113,316 votes cast against, and 470,612 votes abstained.

Proposals Four and Five — Re-appointment of directors

The following two Directors were re-appointed to serve until their respective successors are duly elected and qualified:

Director	Number of Votes For	Number of Votes Against	Number of Votes Withheld
John Boynton	1,414,380,419	131,146	323,359
Esther Dyson	1,414,465,363	48,602	320,959

Proposal Six — Cancellation of shares

Regarding the proposal to cancel Yandex’s outstanding Class C shares, 1,414,504,160 votes cast in favor, 6,819 votes cast against, and 323,945 votes abstained.

Proposal Seven — Amendment of Articles of Association

Regarding the proposal to amend Yandex’s Articles of Association to reduce the number of authorized shares, 1,414,497,529 votes cast in favor, 8,531 votes cast against, and 328,864 votes abstained.

Proposal Eight — Amendment of Equity Incentive Plan

Regarding the proposal to amend Yandex’s Equity Incentive Plan, 1,376,719,774 votes cast in favor, 37,773,134 votes cast against, and 342,016 votes abstained.

Proposal Nine — Appointment of Auditor

Regarding the proposal to ratify the selection by the Audit Committee of ZAO Deloitte & Touche CIS as Yandex’s independent registered public accounting firm for the year ending December 31, 2012, 1,414,388,177 votes cast in favor, 126,015 votes cast against, and 320,732 votes abstained.

Proposals Ten, Eleven and Twelve — General designations and authorizations of the Board of Directors

Regarding the proposal to authorize the Board to issue ordinary shares and preference shares, 1,359,512,690 votes cast in favor, 54,994,415 votes cast against, and 327,819 votes abstained.

Regarding the proposal to authorize the Board to exclude pre-emptive rights, 1,353,779,928 votes cast in favor, 60,707,626 votes cast against, and 347,370 votes abstained.

Regarding the proposal to authorize the Board to acquire shares in Yandex, 1,403,840,840 votes cast in favor, 10,554,857 votes cast against, and 439,227 votes abstained.

Proposal Thirteen — Other business

Regarding the proposal confirming that the general meeting of shareholders will not designate any other person to represent Yandex in the case of conflicts of interest in connection with the resolutions described above, 1,408,291,482 votes cast in favor, 6,221,209 votes cast against, and 322,233 votes abstained.

Officer Appointment

Yandex is also pleased to announce the appointment of Artem Savinovsky as Chief Accounting Officer.  Artem previously served as Head of Financial Reporting.  Artem replaces John Dowdy, who has been appointed VP Finance for Yandex’s international operations.

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For further information, please visit http://company.yandex.com or contact:

Yandex N.V.

Investor Relations

Dmitry Barsukov, Katya Zhukova

Phone: +7 495 739-70-00

E-mail: askIR@yandex-team.ru

US Investor Contact

The Blueshirt Group, for Yandex

Alex Wellins

Phone: +1 415 217-58-61

E-mail: alex@blueshirtgroup.com

Media Relations

Ochir Mandzhikov, Dina Litvinova

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru

About Yandex N.V.

Yandex (NASDAQ: YNDX) is the leading internet company in Russia, operating the country’s most popular search engine and most visited website. Yandex also operates in Ukraine, Kazakhstan, Belarus and Turkey. Yandex’s mission is to answer any question internet users may have.